SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bancorp Rhode Island, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

059690107

(CUSIP Number)

Paul A. Perrault

Brookline Bancorp, Inc.

160 Washington Street

Brookline, MA 02447

(617) 730-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	Names of Reporting Persons Brookline Bancorp, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,205,909 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,205,909 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,909 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 24.5% (2)

14.	Type of Reporting Person CO

(1) Includes 230,213 options to purchase Bancorp Rhode Island, Inc. common stock that are exercisable within 60 days of the date of this Schedule 13D.  Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Brookline Bancorp, Inc. may be deemed to have beneficial ownership, as a result of the Voting Agreements (described further in Items 4 and 5 of this Schedule 13D) among Brookline Bancorp, Inc. and certain shareholders of Bancorp Rhode Island, Inc. Brookline Bancorp, Inc.’s reported voting and dispositive power with respect to such shares of common stock is limited in all cases to the purposes described in the Voting Agreements. The filing of this Schedule 13D shall not be construed as an admission that Brookline Bancorp,

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Inc. is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Bancorp Rhode Island, Inc., and such beneficial ownership is expressly disclaimed.

(2)  Assumes that there are 4,694,241 shares of common stock, par value $0.01 per share, of Bancorp Rhode Island, Inc. outstanding, based on information provided by Bancorp Rhode Island, Inc.

CUSIP No. 059690107	13D

Item 1.                    Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Bancorp Rhode Island, Inc., a Rhode Island corporation (the “Issuer”), with its principal executive offices located at One Turks Head Place, Providence, Rhode Island 02903.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                    Identity and Background.

(a) — (c) This Schedule 13D is being filed by Brookline Bancorp, Inc., a Delaware corporation (“Brookline”), in connection with the transactions contemplated by the Agreement and Plan of Merger, dated April 19, 2011 (the “Merger Agreement”), by and between Brookline and the Issuer.  Brookline operates as the bank holding company for Brookline Bank and First National Bank of Ipswich.  The business address for Brookline is 160 Washington Street, Brookline, Massachusetts 02447.  Attached hereto as Exhibit 1 is a list of the directors and executive officers of Brookline which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.

(d) During the last five years, none of the persons identified in Exhibit 1 have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons identified in Exhibit 1 have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons listed in Exhibit 1 is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

On April 19, 2011, Brookline entered into a Voting Agreement (each a “Voting Agreement” and, collectively, the “Voting Agreements”) with each of the following persons as an inducement for Brookline to enter into the Merger Agreement discussed in Item 4 and in consideration thereof: Merrill W. Sherman; Linda H. Simmons; Mark J. Meiklejohn; Robert H. Wischnowsky; Daniel W. West; Anthony F. Andrade; John R. Berger; Richard L. Bready; Malcolm G. Chace (and certain trusts and other affiliates of Mr. Chace); Ernest J. Chornyei, Jr. (and a trust affiliated with Mr. Chornyei); Meredith A. Curren; Edward J. Mack II; Michael E. McMahon; Bogdan Nowak; Pablo Rodriguez, M.D.; Cheryl W. Snead; and John A. Yena (collectively, the “Shareholders”).  The Shareholders are comprised of certain directors and executive officers of the Issuer.  Brookline has not paid additional consideration to the Shareholders or the Issuer in connection with the execution and delivery of the Voting Agreements.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.                    Purpose of Transaction.

(a) — (b)  On April 19, 2011, the Issuer and Brookline entered into the Merger Agreement.  Subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into Brookline (the “Merger”), with Brookline continuing as the surviving corporation (the “Surviving Company”).  As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either (1) $48.25 in cash (the “Cash Consideration”), without interest, or (2) 4.686 shares of Brookline common stock (the “Stock Consideration”), subject to allocation and proration procedures which provide that, in the aggregate, 2,347,000 shares of Common Stock will be converted into the Stock Consideration and the remaining shares of outstanding Common Stock will be converted into the Cash Consideration.  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of applicable federal and state bank regulatory approvals.

CUSIP No. 059690107	13D

Brookline entered into the Voting Agreements in connection with the Merger Agreement.  Pursuant to the Voting Agreements, each of the Shareholders agreed to vote, and has granted to Brookline an irrevocable proxy and power of attorney to vote, his or her shares of Common Stock owned as of April 19, 2011 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Shareholder contained in the Voting Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Issuer’s and Brookline’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The term “Acquisition Proposal” is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Issuer or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of the Issuer and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Issuer or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

The Voting Agreements also provide that, except under certain limited circumstances, each Shareholder will not sell, assign, transfer or otherwise dispose of or encumber any of such Shareholder’s shares of Common Stock owned as of April 19, 2011 or acquired thereafter.  The Voting Agreements will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) The Merger Agreement provides for Merrill W. Sherman, Chief Executive Officer of the Issuer, and another current director of the Issuer to be elected to the Board of Directors of the Surviving Company upon completion of the Merger and for Paul A. Perrault, Chief Executive Officer of Brookline, to replace Ms. Sherman on the Board of Directors of Bank Rhode Island, the Issuer’s bank subsidiary (“BankRI”). Also at the closing of the Merger, Ms. Sherman will retire from the Issuer and BankRI and Mark Meiklejohn, currently BankRI’s Executive Vice President and Chief Lending Officer, will become President and Chief Executive Officer of BankRI.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) Not applicable.

CUSIP No. 059690107	13D

(h) - (i) If the Merger is consummated as planned, the Issuer’s common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Select Market.

(j) Other than as described above, Brookline currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by the terms of such documents, which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Except as set forth herein, Brookline does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 5.                    Interest in Securities of the Issuer.

(a)-(b) Prior to April 19, 2011, Brookline was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of any shares of Common Stock.  Upon execution of the Voting Agreements, Brookline may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreements and not for any other purpose) with respect to, and beneficial ownership of, the shares of Common Stock beneficially owned by each of the Shareholders. Based on representations made by the Shareholders in the Voting Agreements, the Shareholders subject to the Voting Agreements beneficially own 1,205,909 shares of Common Stock (which includes 230,213 options to purchase Common Stock that are exercisable within 60 days of the date of this Schedule 13D), constituting approximately 24.5% of the total class of Common Stock (based on 4,694,241 shares of Common Stock outstanding as of April 19, 2011 as represented by the Issuer in the Merger Agreement).  Brookline’s power to vote or direct the voting, or to dispose or direct the disposition, of shares of Common Stock is limited to the shares of Common Stock subject to the Voting Agreements and the terms set forth in the Voting Agreements.  The filing of this Schedule 13D shall not be construed as an admission that Brookline is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of the Issuer, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 4 above is incorporated herein by reference.

(d) To Brookline’s knowledge, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock owned by such Shareholder and reported by this statement

(e) Not Applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 1:	Directors and Executive Officers of Brookline Bancorp, Inc.

Exhibit 2:

Agreement and Plan of Merger, dated as of April 19, 2011, by and between Bancorp Rhode Island, Inc. and Brookline Bancorp, Inc. (Incorporated by reference to Exhibit No. 2.1 to Brookline’s Current Report on Form 8-K filed on April 22, 2011)

CUSIP No. 059690107	13D

Exhibit 3:	Form of Voting Agreement by and between Brookline Bancorp, Inc. and certain shareholders of Bancorp Rhode Island, Inc., each dated as of April 19, 2011

CUSIP No. 059690107	13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  April 28, 2011

BROOKLINE BANCORP, INC.

By:	/s/ Paul R. Bechet
Name:	Paul R. Bechet
Title:	Chief Financial Officer

CUSIP No. 059690107	13D

EXHIBIT INDEX

Exhibit 1:	Directors and Executive Officers of Brookline Bancorp, Inc.

Exhibit 2:

Agreement and Plan of Merger, dated as of April 19, 2011, by and between Bancorp Rhode Island, Inc. and Brookline Bancorp, Inc. (Incorporated by reference to Exhibit No. 2.1 to Brookline’s Current Report on Form 8-K filed on April 22, 2011)

Exhibit 3:	Form of Voting Agreement by and between Brookline Bancorp, Inc. and certain shareholders of Bancorp Rhode Island, Inc., each dated as of April 19, 2011